Exhibit 12

CARNIVAL CORPORATION & PLC

Ratio of Earnings to Fixed Charges

(in millions, except ratios)

	Three Months Ended February 29/28,
	2012	2011
Net (loss) income	$(139)	$152
Income tax (benefit) expense, net	(2)	5

(Loss) income before income taxes	(141)	157

Fixed charges
Interest expense, net	88	86
Interest portion of rent expense (a)	5	5
Capitalized interest	5	6

Total fixed charges	98	97

Fixed charges not affecting (loss) earnings
Capitalized interest	(5)	(6)

(Loss) earnings before fixed charges	$(48)	$248

Ratio of earnings to fixed charges	—	2.6

Coverage deficiency	$146	$—

(a)	Represents one-third of rent expense, which we believe to be representative of the interest portion of rent expense.